TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                        -
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                        -

                               File No: 333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                             For the month of April,
                                     2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


                             Indicate by check mark
                                   whether the
                               registrant files or
                                will file annual
                               reports under cover
                                 of form 20-F or
                                      40-F:

                           Form 20-F x - Form 40-F ___


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
            furnishing the information to the Commission pursuant to
                                 Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

               Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to April 30, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.         Exhibits

  Exhibit                                                           Page
   Number                  Description                             Number
  99.1       Translation of Information on Debt Account               6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: May  7, 2003.                                     By:  /s/ Roger Ford


                                                        Roger Ford
                                                        Chief Financial Officer


Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER : COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY

INFORMATION AS OF   :      APRIL 30, 2003

   NUMBER AND DATE        SERIES            DATE OF         PLACEMENT           INITIAL        FACE AMOUNT      ADJUST-
   OF REGISTRATION                          NOMINAL          EXPIRY           FACE AMOUNT      PLACED AND        MENT
       IN THE                                ISSUE            DATE              PLACED         OUTSTANDING       INDEX
 SECURITIES REGISTRY                                                              US$              US$

      ISSUED IN           UNIQUE        March 25, 1999       March 15, 2006     143,400,000     143,400,000         US$
      NEW YORK                          March 25, 1999       March 15, 2006      16,600,000      14,600,000         US$

                                                           TOTALS               160,000,000     158,000,000


  ADJUSTED       INTEREST           PAR          INTEREST     AMORTIZATIONS
   FACE AMOUNT    ACCRUED AND        VALUE          PAID IN          PAID
   OUTSTANDING      UNPAID                        THE MONTH     IN THE MONTH
       KCH$          KCH$             KCH$            KCH$            KCH$

    101,013,828     1,274,598      102,288,426
     10,284,532       129,771       10,414,303         -              -
                                                       -              -
    111,298,360     1,404,369      112,702,729         -              -

THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.



ANDRES VICUNA GARCIA-HUIDOBRO
            GENERAL MANAGER    SIGNATURE


MONTHLY CHANGE
Exchange Rate           704.42
Interest Rate           9.875%